SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 28, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayers’ Registry 76.535.764/0001 -43
Board of Trade 53 3 0000622 - 9
Publicly Held Company

MATERIAL FACT

Brasil Telecom S.A. hereby transcribes the entire decision issued on September 28, 2005, by the Comissão de Meio Ambiente, Defesa do Consumidor e Inspeção e Controle do Senado Federal, forwarded on this date by its President, Senator Leomar Quintanilha, to the Minister of the Federal Accounts Tribunal, Mr. Benjamim Zymler, as follows:

“Mr. Minister,

Regarding the process nr. TC 012.886/2005 -2 in which I hereby communicate to Your Honor that, per caution, seeking to protect the public treasury, I suggest the immediate suspension of all deals among the Pension Funds – FUNCEF, PREVI and PETROS – and CITIGROUP, associated with BRASIL TELECOM S.A. which are the subject of agreements of any kind, including the put agreement, shareholders’ agreements and others, if any. All the representatives of the mentioned Pension Funds and Citigroup must abstain from taking any action that result or may result in the take over of the control of the wireline public service incumbent referred above, until the conclusion of all pending investigations in the National Congress and the Federal Accounts Tribunal, regarding the deals among the Pension Funds and Citigroup.

Therefore, such suggestion matters directly in the suspension of Brasil Telecom S.A.’s Extraordinary General Shareholders’ Meeting, to be held on September 30, 2005, at 10:00 a.m. at the incumbent’s headquarters.

I inform still that a copy of such suggestion is being forwarded in urgent basis to the following recipients:

1)	to the Complimentary Social Security Office (Secretaria de Previdência Complementar – SPC), seeking to notify immediately the representatives of the Pension Funds – FUNCEF, PREVI and PETROS to follow the present suggestion;

2)	to the National Telecommunications Agency – ANATEL, Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), Republic’s General Management (Controladoria Geral da República – CGU), Republic’s Office of the Attorney General (Procuradoria Geral da República – PGR), as well as Minister Adylson Motta, President of the Federal Accounts Tribunal and to the attorney general of the Public Prosecution Service of the Audit Court, Mr. Lucas Furtado, seeking to inform the present suggestion;

3)	to the Senior Management of the wireline incumbent, Brasil Telecom S.A., aiming to take all necessary action to cancel, according to the law, the summons for the Extraordinary General Shareholders’ Meeting, to be held on September 30, 2005; and

4)	to the representatives of the Pension Funds PREVI, FUNCEF and PETROS, Citigroup, Telecom Itália and Opportunity Group, as shareholders disputing the control and the management of the incumbent.

Being all there is for now, I take this opportunity to send my best regards to Your Honor.

Senator LEOMAR QUINTANILHA

President”

Brasília/DF, September 28, 2005.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer